Exhibit 99.3

June 17, 2016

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland & Labrador, Financial Services Regulation Division
Government of Northwest Territories, Office of the Superintendent of Securities

We have read the statements made by Sandstorm Gold Ltd. in the attached copy of change of auditor notice dated June 17, 2016, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated June 17, 2016.

Yours very truly,

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (“NI 51-102”), Sandstorm Gold Ltd. (the “Company”) hereby provides notice that Deloitte LLP (the “Predecessor Auditor”), Chartered Professional Accountants, have, at the request of the Company, resigned as the Company’s auditor effective as of June 17, 2016. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company are entitled to fill any casual vacancy in the office of the auditor and have appointed PricewaterhouseCoopers LLP (the “Successor Auditor”), Chartered Professional Accountants, as the Company’s auditor, in the place and stead of the Predecessor Auditor, to hold office until the next annual meeting of the shareholders of the Company, at which time the Successor Auditor will be proposed for appointment as auditor of the Company.

There were no modified opinions in the Predecessor Auditor’s Reports in connection with the audits of the Company’s two most recently completed fiscal years other than as contained in their Report of Independent Registered Public Accounting Firm dated March 30, 2016 with respect to their audit of the Company’s internal control over financial reporting as of December 31, 2015 which accompanied the Company’s audited annual consolidated financial statements for the year ended December 31, 2015 which were filed on SEDAR and EDGAR on March 30, 2016. This report indicated that management of the Company had identified a material weakness relating to the review control over the impairment of long-lived assets and, as a result, the Company had not maintained effective control over financial reporting as of December 31, 2015. Accordingly, the Predecessor Auditor expressed an adverse opinion on the Company’s internal control over financial reporting. There were no misstatements in the Company’s current or prior period consolidated financial statements.

There have been no further audits of financial statements subsequent to the Company’s most recently completed fiscal year and ending on the date of the Predecessor Auditor’s resignation.

There have been no “reportable events” as such term is defined in NI 51-102.

The resignation by the Predecessor Auditor and the recommendation to appoint the Successor Auditor was considered and approved by each of the Audit Committee and the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 17TH day of June, 2016.

SANDSTORM GOLD LTD.

Per: “Erfan Kazemi”

Erfan Kazemi, CFO